Offering Summary No. 2017-USNCH0886 dated December 11, 2017 relating to Preliminary Pricing Supplement No. 2017-USNCH0886 dated December 11, 2017
Citigroup Global Markets Holdings Inc .	Registration Statement Nos. 333-216372 and 333-216372-01 Filed Pursuant to Rule 433
Market-Linked Notes Based on the Citi Dynamic Asset Selector 5 Excess Return Index Due December-----, 2024

Overview

The notes offered by this pricing supplement are unsecured senior debt securities issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc. Unlike conventional debt securities, the notes do not pay interest. Instead, the notes offer the potential for a positive return at maturity based on the performance of the Citi Dynamic Asset Selector 5 Excess Return Index (the “Index”) from the initial index level to the final index level.

If the Index appreciates from the initial index level to the final index level, you will receive a positive return at maturity equal to that appreciation multiplied by the upside participation rate specified below. However, if the Index remains the same or depreciates, you will be repaid the stated principal amount of your notes at maturity but will not receive any return on your investment. The notes are designed for investors who are willing to forgo interest on the notes and accept the risk of not receiving any return on the notes in exchange for the possibility of a positive return at maturity based on the performance of the Index. Even if the Index appreciates from the initial index level to the final index level, so that you do receive a positive return at maturity, there is no assurance that your total return at maturity on the notes will compensate you for the effects of inflation or be as great as the yield you could have achieved on a conventional debt security of ours of comparable maturity.

In order to obtain the exposure to the Index that the notes provide, investors must be willing to accept (i) an investment that may have limited or no liquidity and (ii) the risk of not receiving any amount due under the notes if we and Citigroup Inc. default on our obligations. All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

Investing in the notes involves risks not associated with an investment in conventional debt securities. You should carefully review the Selected Risks described on the next page and the risk disclosure in the preliminary pricing supplement and accompanying index supplement.

Preliminary Terms

Stated principal amount:	$1,000 per note
Index:	Citi Dynamic Asset Selector 5 Excess Return Index (Ticker: CIISDA5N)
Pricing date:	Expected to be December 26, 2017
Valuation date:	Expected to be December 26, 2024
Maturity date:	Expected to be December 31, 2024
Initial index level:	Closing level of the Index on the pricing date
Final index level:	Closing level of the Index on the valuation date
Interest:	None
Payment at Maturity:	For each note you hold at maturity, the $1,000 stated principal amount plus the note return amount, which will be either zero or positive
Note return amount:	• If the final index level is greater than the initial index level:
$1,000 × upside participation rate × index return percentage
• If the final index level is less than or equal to the initial index level: $0
Index return percentage:	(final index level minus initial index level) divided by initial index level
Upside participation rate:	Between 335% and 355% (to be determined on the pricing date)
CUSIP / ISIN:	17298CFR4 / US17298CFR43

This offering summary does not contain all of the material information an investor should consider before investing in the notes. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the following hyperlink: Preliminary Pricing Supplement dated December 11, 2017.

Hypothetical Returns on the Notes at Maturity

Hypothetical Index Return Percentage	Hypothetical Note Return Amount	Hypothetical Payment at Maturity per Note
40.00%	134.00%	$2,340.00
30.00%	100.50%	$2,005.00
20.00%	67.00%	$1,670.00
10.00%	33.50%	$1,335.00
5.00%	16.75%	$1,167.50
0.00%	0.00%	$1,000.00
-5.00%	0.00%	$1,000.00
-10.00%	0.00%	$1,000.00
-20.00%	0.00%	$1,000.00
-30.00%	0.00%	$1,000.00
-40.00%	0.00%	$1,000.00

The hypothetical returns shown above are based on a hypothetical upside participation rate of 335%. The actual upside participation rate will be determined on the pricing date.

Key Features of the Index

•	Created by Citigroup Global Markets Limited and launched on June 13, 2016.

•	Tracks the hypothetical performance of a rules-based investment methodology that, on each Index Business Day, seeks to identify current U.S. equity market conditions as falling within one of four possible “Market Regimes” based on trend and volatility Signals. Depending on the identified Market Regime, Index exposure is allocated to one of three possible hypothetical investment “Portfolios”, each consisting of varying degrees of exposure to the following two “Constituents”:

Constituent	Underlying Futures Contract	Reference Asset
S&P 500 Futures Excess Return Index (“U.S. Equity Futures Constituent”)	E-mini S&P 500 Futures	S&P 500 Index
S&P 10-Year U.S. Treasury Note Futures Excess Return Index (“U.S. Treasury Futures Constituent”)	10-Year U.S. Treasury Note Futures	10-Year U.S. Treasury Notes

•	Each Constituent tracks a hypothetical investment, rolled quarterly, in the nearest-to-expiration futures contract on the Reference Asset indicated in the table above.

•	The Index relies on backward-looking trend and volatility Signals to determine which Market Regime is currently in effect and, in turn, which Portfolio to track until there is a change in the Market Regime (the Portfolio tracked at any time referred to as the “Selected Portfolio”).

•	On each Index Business Day, the Index calculates:

o	Trend Signal: The trend of the performance of the U.S. Equity Futures Constituent over a look-back period of 21 Index Business Days (approximately one month), measured by a linear regression methodology. The Trend Signal will be either “upward” or “downward”.

o	Volatility Signal: The realized volatility of the U.S. Equity Futures Constituent over a look-back period of 63 Index Business Days (approximately three months).

•	The following table indicates the Market Regime that will be identified for each possible combination of Signals and, for each Market Regime, the corresponding Portfolio that will be selected as the Selected Portfolio to be tracked until the next change in Market Regime.

Signals	Market Regime	Selected Portfolio
➢ Trend Signal: Upward ➢ Volatility Signal: ≤ 15%	Stable-Trending Up	Equity-Focused Portfolio ➢ U.S. Equity Futures Constituent: 66.66% ➢ U.S. Treasury Futures Constituent: 33.33%
➢ Trend Signal: Upward ➢ Volatility Signal: > 15%	Unstable-Trending Up	Intermediate Portfolio ➢ U.S. Equity Futures Constituent: 33.33% ➢ U.S. Treasury Futures Constituent: 66.66%
➢ Trend Signal: Downward ➢ Volatility Signal: ≤ 15%	Stable-Trending Down
➢ Trend Signal: Downward ➢ Volatility Signal: > 15%	Unstable-Trending Down	Treasury Portfolio ➢ U.S. Equity Futures Constituent: 0.00% ➢ U.S. Treasury Futures Constituent: 100.00%

•	If the Trend Signal fails to meet a test of statistical significance, then a change in Market Regime will not occur and the Selected Portfolio will not change, even if the Signals otherwise call for a change.

•	Index fee of 0.85% per annum is deducted daily from Index performance.

· “Volatility target” feature may reduce Index exposure to Selected Portfolio if and as necessary to maintain a 21-day realized volatility ≤ 5%. If the Index exposure to the Selected Portfolio is less than 100%, the difference will be hypothetically allocated to cash (accruing no interest).

Selected Risks

•	You may not receive any return on your investment in the notes.

•	The notes do not pay interest.

•	Although the notes provide for the repayment of the stated principal amount at maturity, you may nevertheless suffer a loss on your investment in real value terms if the Index declines or does not appreciate sufficiently from the initial index level to the final index level.

•	The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

•	The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity. Sale of the notes prior to maturity may result in a loss of principal.

•	The estimated value of the notes on the pricing date will be less than the issue price. For more information about the estimated value of the notes, see the accompanying preliminary pricing supplement.

•	The value of the notes prior to maturity will fluctuate based on many unpredictable factors.

•	We and our affiliates may have economic interests that are adverse to those of the holders of the notes as a result of our or our affiliates’ business activities.

•	The Index is a trend-following index and is subject to the limitations inherent in all trend-following methodologies, including the fact that past performance is no guarantee of future performance. Furthermore, the Index’s trend-following methodology may be unsuccessful even if past trends do prove to be indicative of future performance, because the Trend Signal may not accurately capture the trend or the Index may not change its Selected Portfolio quickly enough in response to changes in the Market Regime.

•	Each Constituent is a futures-based index and is therefore expected to reflect the implicit cost of a financed position in its Reference Asset. This implicit financing cost will adversely affect the level of each Constituent and cause each Constituent to underperform its Reference Asset. Any increase in market interest rates will be expected to increase this implicit financing cost and will further adversely affect the performance of the Constituents and, therefore, the performance of the Index.

•	The Index rules limit the exposure the Index may have to the U.S. Equity Futures Constituent and, as a result, the Index is likely to significantly underperform equities in rising equity markets.

•	The Index will have significant exposure to the U.S. Treasury Futures Constituent, which has limited return potential and significant downside potential, particularly in times of rising interest rates.

•	The volatility-targeting feature significantly reduces the potential for Index gains. At any time when the Index has less than 100% exposure to the Selected Portfolio, the Index will participate in only a limited degree of the performance of the Selected Portfolio.

•	The Index’s allocation methodology may not be successful if the U.S. Equity Futures Constituent and the U.S. Treasury Futures Constituent decline at the same time.

•	The Index may fail to maintain its volatility target. Because there is a time lag inherent in the Index’s volatility targeting feature, the Index may retain significant exposure to the U.S. Equity Futures Constituent long after a period of heightened volatility has begun, which may result in significant Index declines.

•	The performance of the Index will be reduced by an index fee.

•	The Index was launched on June 13, 2016 and, therefore, has a limited performance history.

•	The Index follows fixed rules and will not be actively managed.

•	The level of a Constituent or of the Index may be affected by our or our affiliates’ hedging and other trading activities.

•	Discontinuance of the Index could adversely affect the value of the notes. The Index Administrator is not required to publish the Index throughout the term of the notes.

The above summary of selected risks does not describe all of the risks associated with an investment in the notes. You should read the preliminary pricing supplement and index supplement for a more complete description of risks relating to the notes.